SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
HAVERTY FURNITURE COMPANIES, INC.
(Name of Issuer)
Class A Common Stock, $1.00 par value
(Title of Class of Securities)
419596-20-0
(CUSIP Number)
Terry Ferraro Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
(Continued on following page(s))

CUSIP No.	419596-20-0	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Betty H. Smith

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		45,118

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		45,118

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	45,118

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.07%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

AMENDMENT NO. 4 TO
SCHEDULE 13D OF BETTY H. SMITH
     This filing constitutes an amendment (“Amendment”) to a Schedule 13D filed with the Securities and Exchange Commission by Betty H. Smith with respect to the $1.00 par value Class A common stock (the “Class A Common Stock”) of Haverty Furniture Companies, Inc. (the “Issuer”).
Item 1. Security and Issuer.
     This filing relates to shares of the Class A Common Stock of the Issuer, whose principal executive offices are located at 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.
Item 2. Identity and Background.
     This Amendment is filed by Betty H. Smith, a citizen of the United States whose residence address is 2771 Peachtree Road, NE, #5 Carlyle Condominium, Atlanta, Georgia 30305. Mrs. Smith is the mother of Clarence H. Smith, the President and Chief Executive Officer of the Issuer.
     Mrs. Smith has not been convicted in a criminal proceeding during the last five years nor has she, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     This Amendment relates to the disposition of securities of the Issuer held by Mrs. Smith.
     A portion of the securities which are the subject of this filing were originally acquired by Mrs. Smith pursuant to a recapitalization of the Issuer on April 25, 1986, whereby the then outstanding common stock of the Issuer automatically converted into a new class of $1.00 par value common stock (the “Common Stock”), and shares of newly authorized Class A Common Stock were distributed to stockholders on May 23, 1986 by way of a 100% stock dividend declared on the outstanding Common Stock and paid in shares of Class A Common Stock. As a result of the recapitalization, each such stockholder received a number of shares of Class A Common Stock equal to the number of shares of Common Stock held by such stockholder on the record date for payment of the stock dividend. In June of 1986, Mrs. Smith, together, with certain other stockholders of the Issuer, conducted an exchange offer with certain offeree stockholders of the Issuer, whereby the offering stockholders offered to exchange shares of Common Stock owned by them for shares of Class A Common Stock of the Issuer owned by the offeree stockholders. The offering stockholders, all of whom were officers and/or directors of the Issuer at the time, or members of their immediate families and related interests, conducted the exchange offer with a group of offeree stockholders which was principally comprised of non-management members of the Haverty family (descendants of the Issuer’s founder, J. J. Haverty) or former executive officers and directors of the Issuer and their spouses, widows and children.
     Since the recapitalization and exchange offer, Mrs. Smith’s beneficial ownership of Class A Common Stock has changed due to various factors, including personal transactions by Mrs. Smith, such as gifts, sales and purchases. In addition, Mrs. Smith’s beneficial ownership of the Class A Common Stock has changed due to changes in the number of outstanding shares of Class A Common Stock.
Item 4. Purpose of Transaction.
     This Amendment relates to the disposition of 399,123 shares of Class A Common Stock of the Issuer held by Mrs. Smith. The information set forth in the first paragraph of Item 6 below is hereby incorporated by reference.
Item 5. Interest of Securities of the Issuer.
     As of May 24, 2007, Mrs. Smith beneficially owned an aggregate of 45,118 shares, or approximately 1.07%, of the outstanding shares of Class A Common Stock of the Issuer. On such date, Mrs. Smith ceased to be the beneficial owner of more than five percent of the Class A Common Stock of the Issuer. Mrs. Smith shares voting and investment powers with respect to the 45,118 shares, which shares are owned by the Alex and Betty Smith Foundation (the “Foundation”), a charitable organization controlled by Mrs. Smith and her husband, Alex W. Smith. Mrs. Smith shares voting and investment control of the shares owned by the Foundation with Alex W. Smith, and pursuant to a proxy, shares voting power with respect to such shares with her son, Clarence H. Smith.
     Alex W. Smith, a United States citizen, resides at 2771 Peachtree Road, NE, #5 Carlyle Condominium, Atlanta, Georgia 30305. Clarence H. Smith, the President and Chief Executive Officer of the Issuer, is a United States citizen and his business address is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342. Neither Alex W. Smith nor Clarence H. Smith has been convicted in a criminal proceeding during the last five years, nor has either, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws or finding any violation with respect to such laws.
     Except as described above, Mrs. Smith effected no transactions in the Class A Common Stock within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On May 24, 2007, Mrs. Smith and certain members of her family entered into a series of transactions pursuant to which a new limited liability partnership, Villa Clare Partners, L.P. (“Villa Clare”), was formed. Mrs. Smith and her family members contributed shares of Class A Common Stock of the Issuer to West Wesley Associates, LLC (“West Wesley”), the general partner of Villa Clare, and received percentage interests in Villa Clare in accordance with their relative contributions. Mrs. Smith contributed 399,123 shares of Class A Common Stock. Clarence H. Smith is the manager of West Wesley and has sole voting and investment power over all of the assets owned by West Wesley and Villa Clare, including the shares of Class A Common Stock of the Issuer. Mrs. Smith expressly disclaims beneficial ownership for all purposes of the shares of Class A Common Stock held by West Wesley and the shares of Class A Common Stock that may be deemed held by Clarence H. Smith.
     On November 30, 2002, Mrs. Smith executed a revocable proxy in favor of Clarence H. Smith pursuant to which Clarence H. Smith was granted the power to vote all shares of Class A Common Stock of the Issuer held by Mrs. Smith. The proxy continued in effect until May 24, 2007 when the shares held by Mrs. Smith were contributed to West Wesley.
     Except as described above and in Item 5 with respect to the shares held by the Foundation, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mrs. Smith and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Villa Clare Partners, L.P. Agreement of Limited Partnership is filed herewith as Exhibit 1 hereto.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007

/s/ Betty H. Smith

Betty H. Smith

VILLA CLARE PARTNERS, L.P.
AGREEMENT OF LIMITED PARTNERSHIP
     THIS AGREEMENT OF LIMITED PARTNERSHIP (the “Agreement”) is made and entered into as of the 27 day of April, 2007 by and among WEST WESLEY ASSOCIATES, LLC, a Georgia Limited Liability Company (the “General Partner”), and ELIZABETH HAVERTY SMITH, ALEXANDER WYLY SMITH, ELIZABETH SMITH CREW, CLARENCE H. SMITH, JAMES H. SMITH, E. KENDRICK SMITH, and WILLIAM R. SMITH (collectively, the “Limited Partners” or individually, a “Limited Partner”) (the General Partner and Limited Partners referred to collectively as the “Partners”), in accordance with provisions of the Georgia Uniform Limited Partnership Act, Official Code of Georgia Annotated (“O.C.G.A.”), Title 14, Chapter 9, Article 1, as amended (the “Act”).
W I T N E S S E T H:
     IN CONSIDERATION of the mutual benefits, covenants and conditions herein set forth, and in order to form a limited partnership under the Act, the undersigned, after being duly sworn, do hereby agree and certify as follows:
I. NAME. The name of the partnership is “VILLA CLARE PARTNERS, L.P.” (the “Partnership”).
II. CHARACTER OF BUSINESS. The character of the business of the Partnership is that of consolidating, holding and managing the ownership of certain shares of Class A common stock in Haverty Furniture Company, Inc. currently owned by the Partners (who are all either members of the Smith family, entities owned by various members of the Smith Family or trusts for the benefit of members of the Smith family) and acquiring, operating, leasing and holding for investment (with the possibility of selling under appropriate circumstances either for cash or upon deferred payment terms) interests in other assets, including real estate, other limited partnerships, partnerships, limited liability companies, joint ventures, securities and other forms of real, personal, tangible and intangible property. This Partnership is formed pursuant to the provisions of the Act, and the rights and obligations of the parties hereto shall be governed by the Act to the extent not specifically provided herein.
III. PRINCIPAL PLACE OF BUSINESS. The principal place of business of the Partnership shall be located at 158 West Wesley Road, Atlanta, Georgia 30305, or at such other place as the General Partner shall from time to time designate in writing to the Limited Partners.
IV. PARTNERS. The name and address of each initial Partner is as follows:

General Partner	Address

WEST WESLEY ASSOCIATES, LLC	158 West Wesley Road
Atlanta, Georgia 30305

Limited Partners	Address

ELIZABETH HAVERTY SMITH	2771 Peachtree Road NE, #5
Atlanta, Georgia 30305

ALEXANDER WYLY SMITH	2771 Peachtree Road NE, #5
Atlanta, Georgia 30305

ELIZABETH SMITH CREW	2576 Winslow Drive NE
Atlanta, Georgia 30305

CLARENCE H. SMITH	158 West Wesley Road
Atlanta, Georgia 30305

JAMES H. SMITH	719 Stovall Boulevard
Atlanta, Georgia 30342

E.KENDRICK SMITH	2843 Habersham Road
Atlanta, Georgia 30305

WILLIAM R. SMITH	4247 Harrogate Drive NW
Atlanta, Georgia 30327
V. TERM. The term for which the Partnership is to exist begins on the effective date stated above and shall terminate on December 31, 2057 unless sooner terminated by law or under the provisions of this Agreement.
VI. CONTRIBUTIONS, PARTNERSHIP UNITS AND PARTNERSHIP INTERESTS OF PARTNERS. The Partnership may issue up to one hundred thousand (100,000) Partnership Units (including fractions thereof). The Capital Contribution, Partnership Unit Ownership and Partnership Interest Percentages of the Partnership are as set forth on Exhibit 1 hereto, as amended from time to time. The Capital Contributions of the General Partner and the Limited Partners may be made in the form of cash or other property valued as of the date of contribution, or a combination of cash, and other property, and may be used for any and all of the purposes set forth in Article II of this Agreement.
     The General Partner may, in its discretion, accept on behalf of the Partnership additional Capital Contributions from any Partner or any individual, entity or trust to whom a transfer of a Partnership Unit could be made under Paragraphs 9.03 and 9.04 of this Agreement, and shall issue additional limited Partnership Units to each such contributing Partner based upon the amount of such additional Capital Contribution.
VII. RETURN OF CAPITAL CONTRIBUTIONS. The Capital Contributions of each General Partner and Limited Partner are to be returned from time to time throughout the term of the Partnership as distributions are made to the Partners under the provisions of Sections 8.02 or 8.03 of this Agreement.
VIII. ALLOCATION AND DISTRIBUTION OF PROFITS AND LOSSES. The share of profits or other compensation by way of income which each Partner shall receive by reason of his or her Capital Contribution is as follows:
     8.01 Allocation of Profits and Losses. The net profit or loss of the Partnership for each year shall be determined in accordance with the cash method of accounting as soon as possible after the close of each Partnership tax year. Without limiting the generality of the foregoing, the net profit or loss of the Partnership resulting from any Capital Transaction (as hereinafter defined) shall be calculated by including any revenues and expenses which are capital in nature or which are generated as a result of a Capital Transaction.
          Except as provided in Section 704(c) of the Internal Revenue Code of 1986, as amended (the “Code”), and Regulations promulgated thereunder, all net profits and all net losses shall be allocated pro rata to the Limited Partners and to the General Partner in accordance with the respective Partnership Interest of each such Partner. Except as provided to the contrary herein, any allocation to a Partner of a proportion of the net profit earned or net losses incurred by the Partnership under this Section 8.01 shall be deemed to be an allocation to that Partner of the same proportionate part of each item of income, gain, profit, loss, deduction or credit that is earned, realized, or available by or to the Partnership for federal income tax purposes. Nothing contained in this Article shall be construed to require any Partner to restore any deficit in his or her capital account.
     8.02 Distribution of Funds from Operations. The General Partner may in its sole discretion, at such times as it deems it appropriate, distribute part, all or none of the Partnership’s Cash Flow, which, for purposes of this Agreement, shall mean the Partnership’s share of all cash receipts derived from the ownership and operation of the Property (as hereinafter defined), exclusive of any proceeds derived from a Capital Transaction less: (i) expenses other than depreciation and other similar non-cash expenses; (ii) such reserves as the General Partner shall in its sole discretion deem reasonably necessary for the operation of the Partnership’s business; (iii) any expenditures authorized by the Partnership’s business; and (iv) any other expenditures authorized by this Agreement. Such distributions from the Partnership’s Cash Flow, after taking into account Section 8.01 above, will be made to the Partners pro rata according to their respective Partnership Interests set forth in Article VI hereof. For purposes of this Agreement, the term “Property” shall include real property, limited partnership interests, joint venture interests, stocks, securities and other property transferred to the Partnership.
     8.03 Distributions from Capital Transactions. The General Partner may distribute, at such time after receipt thereof by the Partnership, as in its sole discretion it deems to be appropriate, all or any portion of the proceeds from any Capital Transaction (as hereinafter defined) that the General Partner, in its sole discretion, determines not to be reasonably required or useful in the operation of the business of the Partnership or that are not specifically required to be repaid under any outstanding note or other obligation of the Partnership. The term “Capital Transaction” shall mean any sale of the Property, or any portion thereof, or the receipt of casualty insurance proceeds or condemnation proceeds on any real property not necessary in the sole discretion of the General Partner for repair or restoration of such real property, or any other extraordinary transaction not in the ordinary course of business of the Partnership. Such distributable proceeds from any Capital Transaction shall be distributed, subject to the foregoing, to the Partners in accordance with their respective Partnership Interests.
          To the extent that receipt by the Partnership of cash proceeds from a sale of all or any portion of the Property is deferred, as in the case of the receipt by the Partnership of one or more promissory notes in consideration of such sale, such proceeds shall be distributed in the proportions and subject to the provisions set forth above in this Section 8.03 as and when monies are received by the Partnership, but the closing date of such sale shall be deemed the date of the Capital Transaction for the purpose of calculating the distributions allowed pursuant to this Section 8.03.
IX. TRANSFER AND ASSIGNMENT OF PARTNERSHIP INTERESTS.
     9.01 Transfer or Assignment. No Partner may sell, assign, hypothecate, transfer or otherwise dispose of all or any part of his or her General or Limited Partnership Interest except as provided in this Agreement. Any disposition of a Partnership Interest not made in accordance with this Agreement shall be deemed null and void and shall have no force or effect. Neither the Partnership nor any General or Limited Partner shall recognize, or have any duty to recognize, any disposition of a Partnership Interest not made in accordance with this Agreement, and any Partnership Interest so transferred shall continue to be bound by this Agreement.
     9.02 Permitted Disposition. “Disposition” shall mean any transfer or hypothecation, whether outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Partnership Unit. “Permitted Disposition” shall mean:
          (a) Any Disposition approved by the General Partner and a majority in interest of the holders of Limited Partnership Units;
          (b) Any Disposition during the life of the Partner owning the Partnership Unit pursuant to the provisions of Section 9.03; or
          (c) A transfer upon death pursuant to the provisions of Section 9.04.
          Provided, however, that no Disposition shall be a Permitted Disposition unless the transferor shall have obtained the written agreement of the proposed transferee

(satisfactory in form and substance to the Partnership), including, without limitation, any pledgee, such that the transferee will be bound by, and the Partnership Units proposed to be transferred will be subject to, this Agreement and such written agreement shall be attached as an addendum to this Agreement and thereby incorporated as a part this Agreement.
     9.03 Transfer During Life of Partner. A transfer of a Partnership Unit during the life of the Partner owning such Partnership Unit (referred to herein as “Transferring Partner”) to another Partner, or a spouse, ancestor or descendant of a Partner or a trust, partnership, company or similar entity controlled by or benefiting such a person, shall be a Permitted Disposition within the meaning of Section 9.02 of the Agreement. In addition, a transfer by a Trust which is a Partner to the beneficiaries of that Trust shall be a Permitted Disposition within the meaning of Section 9.02 of the Agreement.
     9.04 Transfer Upon Death of Partner. A transfer of a Partnership Unit upon the death of a Partner (referred to herein sometimes as “Transferring Partner” and sometimes as “deceased Transferring Partner”) to a parent or lineal descendant, to a trust for the benefit of any or all of such persons, or to an irrevocable trust for the benefit of the surviving spouse of the deceased Transferring Partner during the life of such spouse, with the lineal descendants of the deceased Transferring Partner or the ancestors or descendants of any Partner being the remainder beneficiaries of such trust (such as a testamentary “QTIP” marital deduction trust or a “credit shelter” trust) shall be a Permitted Disposition within the meaning of Section 9.02 of the Agreement.
X. RESTRICTIONS UPON PLEDGE. Any Partner who wishes to make a pledge or hypothecation of all or any part of his or her Partnership Units as security for a loan shall notify the Partnership in writing of their intention to pledge such Partnership Units as collateral for a loan prior to transfer of the ownership of the Partnership Units to the lending institution. Such pledge or hypothecation shall be effective only if the following three (3) conditions are satisfied:
          (a) The Partner who wishes to pledge or hypothecate all or any part of his or her Partnership Units must get prior permission in writing from the General Partner and from a majority in interest of the Limited Partners;
          (b) The lending institution (“Pledgee”) agrees to be bound by the terms of this Agreement and agrees to notify the Partnership in writing within ten (10) days after declaring any default by the Pledgor with respect to the loan; and
          (c) The Pledgor and Pledgee agree in writing that any default with respect to the loan shall create an option, effective upon receipt of the notice pursuant to Section X(b), in the Partners other than the Pledgor Partner, to purchase all or part of the Partnership Units pledged at a price per share equal to the total amount outstanding on such loan at the time of default divided by the number of pledged Partnership Units, based on the ratio of the total (General and Limited) Partnership Units which each non-Pledgor Partner owns to the total number of Partnership Units held by all Partners, other than the Pledgor Partner. This option shall be exercisable by giving notice of exercise to all Partners and the Partnership within thirty (30) days after notice of default. If, within that thirty (30) day period, options with respect to less than all of the Pledged Partnership Units are exercised, then the exercising Partners shall have an additional option to purchase (based on the above ratio) the remaining Pledged Partnership Units, exercisable by giving notice to all Partners and the Partnership within thirty-five (35) days after notice of default. This additional option procedure shall continue, with additional five (5) day time periods given for exercise of each additional option. If the options provided by this paragraph are not exercised as to all of the offered Partnership Units, or if the options are not exercised within the time limit specified herein, then the pledged Partnership Units shall be transferred to the Pledgee. Any Limited Partnership Unit so transferred and owned by the Pledgee shall be subject to the provisions of this Agreement, including without limitation Section IX of this Agreement.
XI. PRIORITY. No Limited Partner shall have priority over any other Limited Partner as to contributions or as to compensation by way of income.
XII. DISTRIBUTIONS OF PROPERTY. Limited Partners do not have the right to demand property other than cash in return for their contributions.
XIII. THE GENERAL PARTNER.
     13.01 Change in General Partner. If at any time any General Partner should cease to serve as General Partner of the Partnership by virtue of his, her or its removal, death or resignation as General Partner, his, her or its interest in the Partnership shall automatically be converted to an equivalent number of Limited Partner Units upon such Partner ceasing to serve as a General Partner and the individual or entity to whom such General Partner shall transfer, convey or bequest his or her interest in the Partnership shall hold such interest as a Limited Partner. In the event there is no serving General Partner, then the holders of all of the Partnership Interests, within ninety (90) days shall by majority by ownership vote to elect a successor General Partner or Partners, and the Partnership Interest of any Limited Partner who becomes a successor General Partner, to the extent of that Percent interest in the Partnership specified in such vote, shall be automatically converted to General Partner Units. Once any successor General Partner has begun serving or has been elected, he, she or they, as the case may be, shall constitute a “General Partner” for purposes of this Agreement until his, her or their successor is elected.
     13.02 Removal Retirement and Resignation of a General Partner. The holders of Seventy-five Percent (75%) of all the Partnership Interests may vote to remove a General Partner. A General Partner may retire or resign as General Partner by notice of such General Partner’s intention to retire or resign mailed or delivered to the Limited Partner not less than thirty (30) days prior to the effective date of such retirement or resignation. Such retirement or resignation shall become effective upon the date specified in such notification. A General Partner shall cease to serve as such upon the effective removal, retirement, resignation, death, incapacity, bankruptcy, or dissolution of such General Partner (all such events being hereinafter referred to as “Disabling Events”) and, if there is no other then serving General Partner, a successor General Partner or Partners shall immediately be selected in accordance with Section 13.01 hereof.

XIV. MANAGEMENT AND OPERATION OF PARTNERSHIP.
     14.01 Powers of the General Partner. The General Partner shall be responsible for the management of the business and affairs of the Partnership, and any action to be taken by or on behalf of the Partnership shall be taken by the General Partner. Specifically, but not by way of limitation, the General Partner (subject to the limitation hereinafter set forth), as the case may be, shall have the power on behalf of the Partnership to acquire, contract or enter into an option to acquire, sell, exchange, convey title to, and to contract to sell or grant an option for the sale of all or any portion of the real or personal property of the Partnership, including, without limitation, any mortgage or leasehold interest or other property which may be acquired by the Partnership upon a transfer of real property of the Partnership; to acquire on behalf of the Partnership the real and personal property described in the contract, and to execute, acknowledge and deliver such documents and instruments, including promissory notes and deeds to secure debt, as may be necessary or desirable in conjunction with such acquisitions; to lease all or any portion of the real property of the Partnership without limit as to the term thereof, whether or not such term (including renewal terms) shall extend beyond the date of the termination of the Partnership, whether or not the property so leased is to be occupied by the lessee or, in turn, subleased in whole or in part to others; to vote on behalf of the Partnership, either in person or by proxy, all stocks or other securities, including but not limited to shares of Class A common stock in Haverty Furniture Company, Inc., and to agree to or take any action in regard to any reorganization, merger, consolidation, bankruptcy or other procedure or proceeding affecting any stock, bond, note or other security; to file on behalf of the Partnership a condominium declaration for the purpose of subjecting real property owned by the Partnership to the provisions of the condominium statutes of the jurisdiction where such property is situated; to borrow money and as security therefor to pledge any Property of the Partnership, and to mortgage all or any part of the real property of the Partnership; to obtain replacements to any such debt or mortgage or mortgages, and to prepay, in whole or in part, refinance, recast, increase, modify, consolidate, correlate or extend any debt or mortgages affecting the Property of the Partnership; all of the foregoing at such price, rental, or amount, for cash, securities, or other property and upon such terms as they deem proper; to employ from time to time persons, firms, or corporations for the purpose of operating, managing, selling or otherwise dealing in or with the business and Property of the Partnership, including without limitation, one or more investment advisors, contractors, developers, leasing agents, sales agents, managing agents, custodians, accountants, and attorneys on such terms and for such compensation as they shall determine; to execute any guaranty or accommodation endorsement reasonably incident to the conduct of the business of the Partnership; to execute, acknowledge, and deliver any and all instruments, documents or agreements, including powers of attorney, to effectuate the foregoing, and to carry on any other activities necessary to, in connection with or incidental to any of the foregoing; provided further, that the Partners acknowledge the provisions of O.C.G.A. Section 14-9-403 and Section 14-8-9(3)(C) and agree that a sale, exchange or conveyance of title to any real property of the Partnership by the Managing General Partner or the General Partners is not an act which would make it impossible to carry on the ordinary business of the Partnership and that the provisions of this Section 14.01 shall control with respect to the required written consent or ratification by any of the Limited Partner before the General Partners shall sell, exchange or convey any real property of the Partnership. Each of the foregoing powers shall be performed, executed, acknowledged or delivered by the General Partners on behalf of the Partnership. By way of extension of the foregoing and not in limitation thereof, the General Partners of the Partnership shall possess all of the powers and rights of a partner in a partnership without limited partners under the partnership law of the State of Georgia.
     14.02 Duties of the General Partner. The General Partner shall perform all ministerial duties associated with performance of the business of the Partnership, and shall preside at all meetings of the Partnership. The General Partner shall represent the Partnership in all transactions with third parties, unless they shall have designated in writing another person as representative of the Partnership. The General Partner shall establish and maintain such checking, savings, brokerage and other accounts as he or she may from time to time deem appropriate. In addition to other duties which may be set out herein, the General Partner shall diligently and faithfully devote such of his or her time to the Partnership business as may be necessary to carry on and conduct said business for the greatest advantage of the Partnership; shall render to the Limited Partner whenever reasonably requested by them, a true and faithful account of all dealings and transactions relating to the business of the Partnership; shall be required to make all payments of taxes, insurance premiums and payments of principal and interest on any indebtedness of the Partnership as may be necessary from time to time in order to protect and preserve the interest of the Partnership in its assets to the extent that the funds of the Partnership are sufficient therefor; shall prepare and file or cause to be prepared and filed all tax returns and other returns and reports to any governmental authority reasonably required for the carrying on of the business of the Partnership; shall annually provide to the Partners copies of the any Partnership financial statements and copies of the Partnership’s income tax returns (including Forms K-l); and shall do all other things and perform such other duties as may be reasonably necessary to the successful operation of the Partnership.
     14.03 Managing General Partner. The General Partners, if more than one, shall have the power to appoint a General Partner to serve as Managing General Partner. Any such appointment of Managing General Partner shall be made in writing, delivered to such appointee, and shall be effective upon the written acceptance of such appointee. The General Partners may revoke any designation of a Managing General Partner, and appoint successors by a written instrument delivered to the previously and currently designated Managing General Partners.
     14.04 Voting By the General Partners. In the event that there is more than one General Partner then serving, the General Partners shall act by a vote of a majority in ownership interest of General Partner Units, provided, however, that the Managing General Partner shall perform his or her duties pursuant to Sections 14.01 and 14.02 without the necessity of approval of the other General Partners.
     14.05 Compensation of the General Partners. The General Partners shall be authorized to receive the share of profits, gains, losses and distributions allocated to the General Partners in accordance with Article VIII hereof. Nothing contained in this Agreement shall be deemed to restrict the right of a General Partner to be reimbursed for sums expended by such General Partner in the conduct of the business of the Partnership.
     14.06 Indemnification.
          (a) The Partnership shall indemnify and hold harmless any Partner or other person from and against any and all claims and demands whatsoever, provided that the Partnership shall not indemnify any person:
               (i) For intentional misconduct or a knowing violation of law; and/or
               (ii) For any transaction for which the person received a personal benefit in violation or breach of any provision of this Agreement.
          (b) To the extent that, at law or in equity, a Partner has duties including but not limited to fiduciary duties and liabilities relating thereto to the Partnership or another Partner:
               (i) The Partner’s duties and liabilities may be expanded, restricted, or eliminated by provisions in this Agreement; provided, however, that no such provision shall eliminate or limit the liability of a Partner for intentional misconduct or a knowing violation of law or for any transaction for which the Partner received a personal benefit in violation or breach of any provision of this Agreement; and
               (ii) The Partner shall have no liability to the Partnership or to any other Partner for his or her good faith reliance on the provisions of this Agreement, including, without limitation, provisions hereof that relate to the scope of duties including but not limited to fiduciary duties of the Partners.
          (c) Notwithstanding anything to the contrary in any of Sections 14.06(a) and 14.06(b) above, in the event that any provision in any of such Sections is determined to be invalid in whole or in part, such Section shall be enforced to the maximum extent permitted by law.
XV. LIMITED PARTNERS.
     15.01 Limitation of Power to Control Business. No Limited Partner as such shall have any right or power to take part in any way in the control of the Partnership business, except as may be expressly provided herein or by applicable statutes, provided that if the General Partners shall have purchased an interest in the Partnership as a Limited Partner, this Section 15.01 shall in no way restrict the rights, obligations and duties of said person while acting in his or her capacity as a General Partner. In addition, no Limited Partner shall transact any business on behalf of the Partnership, nor shall any Limited Partner have the power to sign for or bind the Partnership in any manner.
     15.02 Limitation of Liabilities. Notwithstanding anything to the contrary herein contained, the liability of each of the Limited Partners for his or her share of the losses or debts of the Partnership shall be limited to the total of the Capital Contributions of such Limited Partner which shall have been paid to the Partnership plus the proportionate share of such Limited Partner in the income of the Partnership which is undistributed at the time such losses are determined or debts are incurred.

XVI. ACCOUNTING, RECORDS, BANKING.
     16.01 Books and Records. The books and records of the Partnership and a fully executed copy of this Agreement, with all amendments thereto, shall be maintained at the principal place of business of the Partnership and each Limited Partner shall have access thereto at all reasonable times.
     16.02 Banking. All funds of the Partnership shall be deposited in a separate bank or brokerage account or accounts in the name of the Partnership as may be determined from time to time by the General Partner to be necessary or desirable in the operation of the business of the Partnership. Withdrawals from such account or accounts shall be made upon checks or other withdrawal orders executed by the General Partner or by any other persons who may be authorized from time to time to make such withdrawals by the General Partner.
XVII. DISSOLUTION, TERMINATION AND DISTRIBUTION.
     17.01 Dissolution of Limited Partnership. The occurrence of any one of the following events shall cause the dissolution of the Partnership:
          (a) The expiration of the term of this Agreement;
          (b) The determination of the General Partners and the holders of Seventy-five Percent (75%) of all the Limited Partnership Interests to dissolve the Partnership;
          (c) The appointment of a permanent or temporary receiver of the assets and properties of the Partnership and the failure of the General Partners to secure the removal thereof within sixty (60) days after written notice is given to the General Partners from any of the Limited Partners requesting such removal;
          (d) The adjudication of the Partnership as a bankruptcy, the making by the Partnership of an assignment for the benefit of creditors, or the use by the Partnership, whether voluntarily or involuntarily, of any debtor relief proceedings under any present or future law of any state or of the United States; or
          (e) The levying upon or attachment by process of the assets and properties of the Partnership and the failure of the General Partners to dissolve or satisfy such levy or attachment within thirty (30) days after written notice is given to the General Partners from any of the Limited Partners requesting the satisfaction or dissolution thereof.
          In no event shall the death of any Limited Partner result in dissolution of the Partnership. In the event of the death of any Limited Partner, the personal representative of the deceased Limited Partner shall succeed to the interest of the deceased Limited Partner in the Partnership, subject to the rights of any assignees of the deceased Limited Partner in and to such interest, and subject to the limitations on transfer contained in Article IX of this Agreement.
          In the event of dissolution of the Partnership, the Partnership’s Agreement shall be cancelled and notice to such effect shall be placed on record in all counties where the Partnership’s Certificate shall have been recorded.
     17.02 Winding up of the Partnership. Subject to any applicable limitations of law, upon dissolution of the Partnership, the assets of the Partnership shall be distributed as follows:
          (a) All of the debts and liabilities of the Partnership, including indebtedness to Partners for loans to the Partnership, shall first be paid and discharged; and
          (b) The balance of the assets of the Partnership shall be distributed to the Partners as provided in Article VIII of this Agreement.
          Upon dissolution, each Limited Partner shall look solely to the assets of the Partnership for the return of his or her investment, and if the Partnership property remaining after payment or discharge of the debts and liabilities of the Partnership, including any debts and liabilities owed to one or more of the Partners, is insufficient to return the Capital Contributions of each Limited Partner, such Limited Partner shall have no recourse against the General Partners or any Limited Partner with respect to the return of his or her investment. The winding up of the affairs of the Partnership and the distribution of its assets shall be conducted exclusively by the General Partner, who is hereby authorized to do any and all acts and things reasonably deemed necessary or useful for these purposes.
XVIII. AMENDMENT.
     18.01 Amendments to this Agreement. No alterations, modifications, amendments or changes herein shall be effective or binding upon the parties unless the same shall have been agreed to by the General Partners and the Limited Partners.
     18.02 Other Amendments to this Agreement. This Agreement shall further be amended upon occurrence of any of the events specified in O.C.G.A. Section 14-9-801, as amended from time to time.
XIX. MISCELLANEOUS PROVISIONS.
     19.01 Application of Georgia Law. This Agreement and the application and interpretation hereof shall be governed exclusively by the terms of the law of the State of Georgia.
     19.02 Execution in Counterparts. This Agreement and any amendments hereto may be executed in any number of counterparts, either by the parties hereto and their successors, or their duly authorized attorney-in-fact, with the same effect as if all parties had signed the same document. All counterparts shall be construed as and shall constitute one and the same instrument.
     19.03 Binding Effect on Successors. Subject to the limits on transferability and assignment contained herein, each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the successors, transferees, heirs and assigns of the respective parties hereto.
     IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals, all on the day and year first above written.

GENERAL PARTNER:

WEST WESLEY ASSOCIATES, LLC

By:	/s/ Clarence H. Smith	(SEAL)
CLARENCE H. SMITH, Manager

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

LIMITED PARTNERS:

/s/ Elizabeth Haverty Smith ELIZABETH HAVERTY SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ Alexander Wyly Smith ALEXANDER WYLY SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ Elizabeth Smith Crew ELIZABETH SMITH CREW	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ Clarence H. Smith CLARENCE H. SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ James H. Smith JAMES H. SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ E. Kendrick Smith E. KENDRICK SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTARIAL SEAL]

/s/ William R. Smith WILLIAM R.SMITH	(SEAL)

Signed, sealed, sworn to
and delivered in the presence of:

[ILLEGIBLE] Unofficial Witness

[ILLEGIBLE] Notary Public
My Commission Expires:
6-13-2010

[AFFIX NOTRIAL SEAL]

EXHIBIT 1
CONTRIBUTIONS, PARTNERSHIP UNITS AND
PARTNERSHIP INTERESTS OF PARTNERS
     The Partnership initially consists of ten thousand (10,000) issued Partnership Units. The Capital Contribution, Partnership Unit Ownership and Partnership Interest Percentages of the VILLA CLARE PARTNERS, L.P. are as follows (“Shares” shall refer to Class A shares of common stock in Haverty Furniture Company, Inc.)

	Capital	Partnership	Partnership
Name of Partner	Contribution	Unit Ownership	Interest
General Partner:

WEST WESLEY ASSOCIATES, LLC	6,000 Shares	119 G.P. Units	01.19%

Limited Partners:

ELIZABETH HAVERTY SMITH	399,123 Shares	7,927 L.P. Units	79.27%
ALEXANDER WYLY SMITH	89,172 Shares	1,771 L.P. Units	17.71%
ELIZABETH SMITH CREW	500 Shares	10 L.P. Units	00.10%
CLARENCE H. SMITH	8,000 Shares	159 L.P. Units	01.59%
JAMES H. SMITH	100 Shares	2 L.P. Units	00.02%
E. KENDRICK SMITH	500 Shares	10 L.P. Units	00.10%
WILLIAM R. SMITH	100 Shares	2 L.P. Units	00.02%

TOTAL	503,495 Shares	10,000 Units	100.00%